May 12, 2020

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	NetSTREIT Corp.
Confidential Submission of Draft Registration Statements on Form S-11
CIK No. 0001798100

Ladies and Gentlemen:

On behalf of our client, NetSTREIT Corp. (the “Company”), we are submitting via EDGAR two draft registration statements on Form S-11 (the “Registration Statements”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) for confidential non-public review.  One of the Registration Statements submitted herewith relates to the initial public offering of the Company’s common stock, and the other relates to the resale of shares of common stock by the selling stockholders identified therein.

We are submitting the Registration Statements in accordance with the policies that apply to “emerging growth companies” set forth in Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Company is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012.  In accordance with the procedures of the SEC for emerging growth companies, the Registration Statements are being submitted to the Staff of the SEC in draft, unsigned form on a confidential basis.

In addition, on April 27, 2020, we submitted a pre-filing correspondence letter to the Staff regarding the omission of certain audited financial statements required under Rule 3-14 of Regulation S-X from the Registration Statements.  By telephone conversation on May 11, 2020, we were advised by the Staff that we could proceed with confidentially submitting the Registration Statements while the Staff continued to review the request contained in our pre-filing correspondence.

A public filing of the Registration Statements will be made at a later date, which in no event will be later than 15 days before the Company commences the road show related to its initial public offering.

If you have any questions regarding the Draft Registration Statements, please contact me by phone at (312) 558-3722 or via e-mail at croupas@winston.com.

Respectfully submitted,

/s/ Christina T. Roupas
Christina T. Roupas
Partner
Winston & Strawn LLP

U.S. Securities and Exchange Commission

May 12, 2020

cc:      Courtney M.W. Tygesson

Winston & Strawn LLP